UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VITAL ENERGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

516806205

(CUSIP Number)

Richard D. Campbell

3525 Andrews Highway

Midland, Texas 79703

432-694-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 516806205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Henry TAW LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TX

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,868,933
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,868,933
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,868,933
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.66% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The percentage set forth in Row 13 of this Cover Page is based on (i) 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023, together with (ii) the shares of Common Stock issued upon the automatic conversion of 6,131,381 shares of the Issuer’s 2.0% Cumulative Mandatorily Convertible Series A Preferred Stock.

CUSIP No. 516806205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Henry TAW Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TX

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,868,933
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,868,933
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,868,933
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.66% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

The percentage set forth in Row 13 of this Cover Page is based on (i) 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023, together with (ii) the shares of Common Stock issued upon the automatic conversion of 6,131,381 shares of the Issuer’s 2.0% Cumulative Mandatorily Convertible Series A Preferred Stock.

CUSIP No. 516806205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard D. Campbell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TX

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,907,005
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,907,005
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,907,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.75% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage set forth in Row 13 of this Cover Page is based on (i) 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023, together with (ii) the shares of Common Stock issued upon the automatic conversion of 6,131,381 shares of the Issuer’s 2.0% Cumulative Mandatorily Convertible Series A Preferred Stock.

Item 1. Security and Issuer

This statement relates to the common stock, par value of $0.01 per share, of Vital Energy Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”). On November 5, 2023—in connection with that certain purchase and sale agreement, dated September 13, 2023 (the “PSA”), by and between the Issuer and Henry Resources, LLC, Henry Energy LP and Moriah Henry Partners LLC (collectively, “Henry”)—certain designees of Henry (including the Reporting Persons) received, as consideration under such agreement, shares of the Issuer’s common stock as well as shares of the Issuer’s 2.0% Cumulative Mandatorily Convertible Series A Preferred Stock (the “Convertible Preferred Stock”). The Reporting Persons received an aggregate of 1,817,465 shares of the Issuer’s common stock and 7,907,005 shares of the Convertible Preferred Stock (the “Preferred Shares”), which subsequently converted into shares of common stock following the Issuer’s receipt of stockholder approval for the issuance of such conversion shares. Such approval was effective as of November 22, 2023.

The Issuer maintains its principal executive office at 521 E. Second Street, Suite 1000, Tulsa, Oklahoma 74120 U.S.A.

Item 2. Identity and Background

Name:

This statement is filed by Richard D. Campbell, Henry TAW Management LLC and Henry TAW LP (singly and collectively, the “Reporting Persons”).

Residence or Business Address of each Reporting Person:

3525 Andrews Highway

Midland, Texas 79703

Present Principal Business or Occupation:

Henry TAW LP is an investment vehicle, the principal purpose of which is to hold shares of the Issuer and certain other passive investments.

Henry TAW Management LLC is the sole general partner of Henry TAW LP.

Mr. Campbell is the President, Chief Development Officer and Co-Manager of Henry TAW Management LLC and has voting and investment discretion with respect to the securities beneficially owned by Henry TAW LP. As a result, Mr. Campbell may be deemed to have beneficial ownership of the securities held of record by Henry TAW LP.

Place of Organization or Citizenship:

Henry TAW LP is a Texas limited partnership.

Henry TAW Management LLC is a Texas limited liability company.

Mr. Campbell is a US citizen.

Criminal Proceedings:

During the last five years, no Reporting Person has been convicted in any criminal proceeding.

Civil Proceedings:

During the last five years, no Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

The consideration for the shares of Issuer acquired by the Reporting Persons consisted of the assets sold under the purchase and sale agreement referenced in Item 1 above.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities referred to in Item 1 above, together with other consideration, in connection with the November 5, 2023 closing under the PSA, under which the Issuer received from the Henry certain oil and gas assets in the Midland and Delaware Basin, located in Midland, Reeves and Upton Counties, Texas, equity interests in certain subsidiaries and related assets and contracts.

At this time, the Reporting Persons have not committed to any additional purchases of the Issuer’s common stock and has no agreements in place regarding potential acquisitions, capital raising transactions or other transaction involving significant issuances of the Issuer’s common stock to the Reporting Persons.

Depending on market conditions and other factors, the Reporting Persons may acquire or dispose of securities of the Issuer as the Reporting Persons may deem appropriate, whether in open market purchases or sales, privately negotiated transactions or otherwise. The Reporting Persons potentially may exchange the common stock for other assets or may sell the common stock to increase its cash position.

Other than as disclosed herein, the Reporting Persons, have no current plans or proposals that relate to or would result in or cause any action or event set forth in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Except as described below, the filing of this statement by the Reporting Persons shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein:

Henry TAW Management, LLC and Henry TAW LP may each be deemed to beneficially own 7,868,933 shares of the Issuer’s common stock representing approximately 22.66% of the 28,671,878 shares of the Issuer’s common stock currently issued and outstanding.

Mr. Campbell may be deemed to beneficially own 7,907,005 shares of the Issuer’s common stock representing approximately 22.75% of the 28,671,878 shares of the Issuer’s common stock currently issued and outstanding. (This includes 38,072 shares of common stock held directly by Mr. Campbell.)

Prior to the Date of the Event, the Reporting Persons owned no shares of common stock of the Issuer.

(b) Each of the reporting persons may be deemed to exercise sole dispositive and voting control over the securities described in Item 5(a) above.

(c) As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Persons other than as disclosed herein.

(d) As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed herein and below, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

The securities reported hereunder are subject to the terms of an Investor Agreement, dated as of November 22, 2023, entered into by and among the Issuer and each of Mr. Campbell and Henry TAW LP (as well as certain other parties thereto), pursuant to which the Reporting Persons are subject to certain voting and transfer restrictions until 30 days after the date on which the Reporting Persons (collectively with the other non-Issuer parties to the agreement) cease to own at least 10% of the outstanding voting securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.1.	Joint Filing Agreement dated as of December 1, 2023 among the Reporting Persons

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2023

Henry TAW Management LLC

By:	/s/ Richard D. Campbell
Name: Richard D. Campbell
Title: Manager

Henry TAW LP

By: Henry TAW Management LLC

By:	/s/ Richard D. Campbell
Name: Richard D. Campbell
Title: Manager

/s/ Richard D. Campbell
Richard D. Campbell